Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or “the Company”)

RESULTS OF ANNUAL GENERAL MEETING

Shareholders are advised that at the annual general meeting of the Company convened on Wednesday, September 11, 2019 (in terms of the revised notice of annual general meeting posted to shareholders on July 24, 2019 which replaced the notice of annual general meeting originally posted on June 28, 2019 in its entirety) all the resolutions tabled thereat were passed by the requisite majority of MiX Telematics shareholders.

Details of the results of voting at the annual general meeting are as follows:

-	total number of MiX Telematics shares in issue as at the date of the annual general meeting: 603 035 786
-
total number of MiX Telematics shares that were present/represented at the annual general meeting: 556 650 381 being 92% of the total number of MiX Telematics shares that could have been voted at the annual general meeting.

Special resolution 1: Repurchases of securities
Shares voted* 555 992 080, being 92.20%	For 555 602 305, being 99.93%	Against 389 775, being 0.07%	Abstentions^ 658 301, being 0.11%
Special resolution 2: Financial assistance to related and inter-related companies
Shares voted* 554 793 076, being 92.00%	For 554 264 251, being 99.90%	Against 528 825, being 0.10%	Abstentions^ 1 857 305, being 0.31%
Special Resolution 3.1. Approval of fees payable to non-executive directors: Director’s fee – current directors and future SA resident directors – R363 000
Shares voted* 554 473 751, being 91.95%	For 553 683 983, being 99.86%	Against 789 768, being 0.14%	Abstentions^ 2 176 630, being 0.36%
Special resolution 3.2: Approval of fees payable to non-executive directors: Director’s fee – future US resident director – Up to $100 000
Shares voted* 555 115 776, being 92.05%	For 554 269 224, being 99.85%	Against 846 552, being 0.15%	Abstentions^ 1 534 605, being 0.25%
Special resolution 3.3: Approval of fees payable to non-executive directors: Chairperson (in addition to director's fee) - Board – R396 000
Shares voted* 554 527 826, being 91.96%	For 553 124 858, being 99.75%	Against 1 402 968, being 0.25%	Abstentions^ 2 122 555, being 0.35%
Special resolution 3.4: Approval of fees payable to non-executive directors: Chairperson (in addition to director's fee) - Lead Independent Director – R264 000
Shares voted* 555 105 351, being 92.05%	For 553 672 233, being 99.74%	Against 1 433 118, being 0.26%	Abstentions^ 1 545 030, being 0.26%
Special resolution 3.5: Approval of fees payable to non-executive directors: Chairperson (in addition to director's fee) - Audit and Risk – R264 000
Shares voted* 554 521 651, being 91.96%	For 553 111 783, being 99.75%	Against 1 409 868, being 0.25%	Abstentions^ 2 128 730, being 0.35%

Special resolution 3.6: Approval of fees payable to non-executive directors: Chairperson (in addition to director's fee) - Nomination and remuneration – R115 500
Shares voted* 554 519 976, being 91.95%	For 553 189 233, being 99.76%	Against 1 330 743, being 0.24%	Abstentions^ 2 130 405, being 0.35%
Special resolution 3.7: Approval of fees payable to non-executive directors: Chairperson (in addition to director's fee) - Social and ethics – R110 000
Shares voted* 554 522 501, being 91.96%	For 553 186 858, being 99.76%	Against 1 335 643, being 0.24%	Abstentions^ 2 127 880, being 0.35%
Special resolution 3.8: Approval of fees payable to non-executive directors: Committee fees (in addition to director’s fee) - Audit and risk – R187 000
Shares voted* 554 510 326, being 91.95%	For 553 193 808, being 99.76%	Against 1 316 518, being 0.24%	Abstentions^ 2 140 055, being 0.35%
Special resolution 3.9: Approval of fees payable to non-executive directors: Committee fees (in addition to director’s fee) - Nomination and remuneration - R77 000
Shares voted* 554 527 726, being 91.96%	For 553 198 558, being 99.76%	Against 1 329 168, being 0.24%	Abstentions^ 2 122 655, being 0.35%
Special resolution 3.10: Approval of fees payable to non-executive directors: Committee fees (in addition to director’s fee) - Social and ethics – R 60 500
Shares voted* 555 111 401, being 92.05%	For 553 775 433, being 99.76%	Against 1 335 968, being 0.24%	Abstentions^ 1 538 980, being 0.26%
Non-binding resolution 1: Endorsement of Remuneration Policy
Shares voted* 554 975 455, being 92.03%	For 491 538 619, being 88.57%	Against 63 436 836, being 11.43%	Abstentions^ 1 674 926, being 0.28%
Non-binding resolution 2: Endorsement of Remuneration Implementation Report
Shares voted* 555 075 955, being 92.05%	For 553 083 870, being 99.64%	Against 1 992 085, being 0.36%	Abstentions^ 1 574 426, being 0.26%
Ordinary resolution 1: Adoption of the annual financial statements
Shares voted* 553 896 830, being 91.85%	For 553 710 130, being 99.97%	Against 186 700, being 0.03%	Abstentions^ 2 753 551, being 0.46%
Ordinary resolution 2: Placing shares under the control of directors
Shares voted* 555 242 905, being 92.07%	For 551 441 742, being 99.32%	Against 3 801 163, being 0.68%	Abstentions^ 1 407 476, being 0.23%
Ordinary resolution 3: Confirmation of J Granara as a director of the Company
Shares voted* 555 419 776, being 92.10%	For 541 827 052, being 97.55%	Against 13 592 724, being 2.45%	Abstentions^ 1 230 605, being 0.20%

Ordinary resolution 4: Re-election of R Frew as a director of the Company
Shares voted* 555 432 601, being 92.11%	For 517 721 366, being 93.21%	Against 37 711 235, being 6.79%	Abstentions^ 1 217 780, being 0.20%
Ordinary resolution 5: Re-election of F Roji-Maplanka as a director of the Company
Shares voted* 555 425 251, being 92.10%	For 555 073 401, being 99.94%	Against 351 850, being 0.06%	Abstentions^ 1 225 130, being 0.20%
Ordinary resolution 6: Not filling the vacancy created by the pending retirement of A Welton
Shares voted* 554 740 505, being 91.99%	For 554 447 271, being 99.95%	Against 293 234, being 0.05%	Abstentions^ 1 909 876, being 0.32%
Ordinary resolution 7.1: Re-appointment of members of the Audit and Risk Committee: A Welton (Chairperson and member of the Audit and Risk Committee until his retirement on 30 September 2019)
Shares voted* 555 243 805, being 92.07%	For 554 835 721, being 99.93%	Against 408 084, being 0.07%	Abstentions^ 1 406 576, being 0.23%
Ordinary resolution 7.2: Re-appointment of members of the Audit and Risk Committee: R Bruyns
Shares voted* 555 241 826, being 92.07%	For 553 277 535, being 99.65%	Against 1 964 291, being 0.35%	Abstentions^ 1 408 555, being 0.23%
Ordinary Resolution 7.3. Re-appointment of members of the Audit and Risk Committee: F Roji-Maplanka (Chairperson of the Audit and Risk Committee with effect from 1 October 2019)
Shares voted* 555 242 826, being 92.07%	For 554 812 629, being 99.92%	Against 430 197, being 0.08%	Abstentions^ 1 407 555, being 0.23%
Ordinary resolution 7.4: Re-appointment of members of the Audit and Risk Committee: F Futwa
Shares voted* 555 155 926, being 92.06%	For 553 949 326, being 99.78%	Against 1 206 600, being 0.22%	Abstentions^ 1 494 455, being 0.25%
Ordinary resolution 8: Re-appointment of External Auditors
Shares voted* 555 279 251, being 92.08%	For 554 757 998, being 99.91%	Against 521 253, being 0.09%	Abstentions^ 1 371 130, being 0.23%
Ordinary resolution 9: General authority to issue shares for cash
Shares voted* 554 997 451, being 92.03%	For 553 635 248, being 99.75%	Against 1 362 203, being 0.25%	Abstentions^ 1 652 930, being 0.27%
Ordinary resolution 10: Signature of documentation
Shares voted* 555 011 255, being 92.04%	For 554 154 955, being 99.85%	Against 856 300, being 0.15%	Abstentions^ 1 639 126, being 0.27%
* shares excluding abstentions
^ in relation to total shares is issue (excluding treasury shares)

September 12, 2019

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